UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GLOBAL-TECH ADVANCED INNOVATIONS INC.

(Name of Issuer)

ORDINARY SHARES

(Title of Class of Securities)

G39320117

(CUSIP Number)

c/o Attn: John C.K. Sham

12/F., Kin Teck Industrial Building

26 Wong Chuk Hang Road

Aberdeen, Hong Kong

Tel.: (852) 2814 0601

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 1, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G39320117	Page 2 of 7

1.	Names of reporting persons. Identification Nos. of reporting persons (entities only). John C.K. Sham
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) BK PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization: Canadian
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 312,327 (see item 5 on page 5)
	8.	Shared voting power 1,001,124 (see item 5 on page 5)
	9.	Sole dispositive power 312,327 (see item 5 on page 5)
	10.	Shared dispositive power 1,001,124 (see item 5 on page 5)
11.	Aggregate amount beneficially owned by each reporting person: 1,001,124 (see item 5 on page 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11): 31.16%
14.	Type of reporting person (see instructions): IN

SCHEDULE 13D

CUSIP No. G39320117	Page 3 of 7

ITEM 1. SECURITY AND ISSUER.

The title and class of equity securities to which this Schedule 13D relates are the Common shares, par value US$0.04 per share (the “Common Shares”), of Global-Tech Advanced Innovations Inc., a British Virgin Islands company (the “Issuer”). The address of the principal executive offices of the Issuer is 12/F., Kin Teck Industrial Building, 26 Wong Chuk Hang Road, Aberdeen, Hong Kong.

ITEM 2. IDENTITY AND BACKGROUND.

(a) This Statement is being filed by John C. K. Sham.

(b) The business address of the Reporting Person is 12/F., Kin Teck Industrial Building, 26 Wong Chuk Hang Road, Aberdeen, Hong Kong.

(c) The principal occupation or employment of Mr. Sham is to serve as the Chairman, Chief Executive Officer and acting Chief Financial Officer of Global-Tech Advanced Innovations Inc., whose business address is set forth in (b) above.

(d) During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or other minor offenses).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws and has not been found in violation with respect to such laws.

(f) The Reporting Person is a citizen of Canada.

SCHEDULE 13D

CUSIP No. G39320117	Page 4 of 7

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On August 1, 2015 the Reporting Person tendered a non-binding proposal (the “Proposal”) to the Board of Directors of the Issuer proposing that the Reporting Person acquire all of the outstanding Common Shares not beneficially owned by him for a price of US$8.75 in cash. Per the non-binding Proposal the Reporting Person anticipates forming an acquisition company (the “Acquirer”) to effect the purchase, with the purchase to be financed with a combination of cash and funds borrowed by the Reporting Person and/or the Acquirer. It is not known at this time what portion of the funds will be borrowed, who or what entity will lend the funds or the terms under which the funds will be borrowed. The information set forth in or incorporated by reference in Items 2, 4 and 5 of this statement is incorporated by reference in its entirety into this Item 3.

ITEM 4. PURPOSE OF TRANSACTION.

The Proposal is non-binding, is subject to acceptance by the Issuer and the execution of definitive agreements implementing the Acquirer’s purchase of all outstanding shares of Common Stock not owned by the Acquirer. If the Proposal is in fact accepted by the Issuer and the transaction (the “Proposed Transaction”) which is the subject of the Proposal is effected, then the Acquirer will own 100% of all outstanding shares of Common Stock of the Issuer.

If the Proposed Transaction is completed (i) the Issuer would become a privately held company and would be delisted from NASDAQ, and the Issuer’s obligation to file periodic reports under the Securities Exchange Act of 1934, as amended, would terminate, and (ii) it is not anticipated that the Proposed Transaction will result in any of the actions specified in clauses (b)-(g) of Item 4 of Schedule 13D.

SCHEDULE 13D

CUSIP No. G39320117	Page 5 of 7

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The aggregate number of Common Shares and the percentage of total outstanding Common Shares beneficially owned by the Reporting Person is set forth below. References to percentage ownerships of Common Shares are based upon 3,213,253 Common Shares outstanding as of August 19, 2015 (relying on information provided by the Issuer).

Pursuant to Rule 13d-3 of the Act, the Reporting Person may be deemed to beneficially own 1,001,124 Common Shares of the Issuer, representing approximately 31.16% of the outstanding Common Shares of the Issuer. Reporting Person himself owns 312,327 shares of Common Stock, representing approximately 9.72% of the outstanding Common Shares of the Issuer, and such number includes 168,750 Common Shares issuable to Reporting Person within 60 days after June 30, 2015 upon exercise of options granted under the Issuer’s 2005 Stock Option Plan and its 2011 Omnibus Equity Plan. Excluding such 168,750 Common Shares, the Common Shares owned by Reporting Person represent approximately 4.47% of the outstanding Common Shares of the Issuer.

The 1,001,124 Common Shares also includes 688,797 Common Shares, representing approximately 21.44% of the outstanding Common Shares of the Issuer, owned by Wing Shing Holdings Company Limited, a British Virgin Islands corporation, over which Reporting Person exercises voting control.

Reporting Person disclaims beneficial ownership of 600,000 Common Shares owned by the mother of Reporting Person, 300,000 Common Shares owned by the wife of Reporting Person and 300,000 Common Shares owned by the daughter of Reporting Person.

The Reporting Persons is not a member of a “group” for purposes of Section 13(d) of the Act.

(b) The number of Common Shares as to which the Reporting Person has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover pages hereof. The information set forth in Item 2 is hereby incorporated by reference into this Item 5(b).

(c) The Reporting Person has not effected any transactions relating to the Common Shares during the past 60 days.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Person.

(e) Not applicable.

SCHEDULE 13D

CUSIP No. G39320117	Page 6 of 7

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

There are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the person enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit

Description

1. Press release of Issuer dated August 3, 2015 announcing its receipt of the Proposal, with the Proposal appearing as Exhibit A to the press release.

SCHEDULE 13D

CUSIP No. G39320117	Page 7 of 7

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: September 10, 2015

/s/ John C.K. Sham
John C.K. Sham